Exhibit 99.2

No Offer

This brochure does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds or a solicitation of any offer to tender any Arcelor shares or convertible bonds. Such an offer or solicitation is or will be made only pursuant to (1) local versions of the Information Document approved on May 16, 2006 respectively by the Commission de Surveillance du Secteur Financier (“CSSF”) in Luxembourg, the Commission Bancaire, Financière et des Assurances (“CBFA”) in Belgium, and the Autorité des marchés financiers (“AMF”) in France (no. 06-139) in such countries and (2) the Prospectus included in Mittal Steel Company’s registration statement on Form F-4 (file no. 333-132642) filed with the U.S. Securities and Exchange Commission (“SEC”) in the United States. The Information Document and the Prospectus both include a section describing certain risk factors relating to Mittal Steel Company, the offer for Arcelor securities and the offering of Mittal Steel shares. A copy of the local versions of the Information Document in respect of the offer in the four European countries or of the Prospectus in respect of the offer in the United States may be obtained from Mittal Steel’s website at www.mittalsteel.com, at the address and contact numbers set forth on the last page of this brochure and the French version of the Information Document is available on the AMF’s website at www.amf-france.org.

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (no. 06-139) on May 16, 2006 and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Share Listing Prospectus is available on the AFM’s website at www.afm.ul, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

“the Information Document (note d’information) approved by the AMF under visa n°06-139 dated May 16, 2006”

The industrial logic is unimpeachable. Mittal estimates synergies of $1bn, or 8% of estimated ebitda for the combined venture. But that number is likely to prove conservative for a company that would have so much global reach and operating efficiency. The financial logic is also good… the premium on offer is some 27% over the most recent Arcelor share price. Breaking Views, January 27, 2006 Mittal Steel—Arcelor: the perfect combination… size, market impact, vertical integration, higher growth, faster re-rating and synergies announced by Mittal Steel make this an attractive value proposition for Arcelor shareholders. Exane BNP Paribas, January 30, 2006

An obvious combination

Mittal Steel + Arcelor = world’s biggest, most global steel company

• World’s first 100mt+ steel producer

• Unrivalled global presence Undisputed

• Leaders in key product segments

• Ability to supply customers on a global basis = industry leader

• Pro-forma market capitalisation approx. $40bn

• Pro-forma 2005 revenues approx. $72bn +

• Pro-forma 2005 EBITDA approx $ 13bn

+ Value and

• Balanced exposure to developed and developing markets = reduced volatility

• Exceptional raw material resources and self sufficiency

+ =

• Offer at substantial premium to all time high More value for

• Synergies of $1bn =

• Continued ownership in undisputed industry leader

• Key player in consolidating market with expected re-rating shareholders

Mittal Steel and Arcelor – an obvious combination

“Consolidation of our industry has already started, but it is important that it continues so that we can move away from being seen as a volatile and erratic sector. Although the target is always moving, my vision has always remained constant. Consolidation is essential for its future. The steel industry needs to continue to globalise.”

Lakshmi N. Mittal, Steel Success Strategies, December 2003

On January 27, 2006, Mittal Steel embarked upon an exciting new chapter by launching an offer to acquire Arcelor. The deal would unite the world’s two largest steel companies into one with an unrivalled global footprint and complementary assets and skills across all areas.

This combination of Mittal Steel and Arcelor would create the undisputed steel industry leader with:

• Unprecedented scale, scope and synergies.

• Leading positions in the majority of steel markets

• Reduced volatility through enhanced geographic and product diversification

• Equal exposure to stable, developed markets as well as to developing markets with high growth potential and low cost profiles

• Exceptional raw material resources with a high degree of iron ore self sufficiency

• Pro-forma 2005 revenues of approximately $72 billion and EBITDA of $13 billion*

• Leading positions across a range of key product segments and the ability to supply customers on a global basis

An attractive proposal for Arcelor shareholders – Substantial premium to all-time high Under the terms of the offer, Arcelor shareholders will receive 4 Mittal Steel shares and €35.25 cash for every 5 Arcelor shares.**

The average offer value (from January 27 to May 16) each Arcelor share at €30.91: • a 39% premium over Arcelor’s all time high share price prior to the announcement of the offer,

• a 44% premium over Arcelor’s average share price in the month prior to the offer and, • a 70% premium over Arcelor’s average share price in the 12 months prior to the offer. Compelling deal logic Further consolidation is required in the global steel industry in order to ultimately create a more sustainable industry.

The proposed combination of Mittal Steel and Arcelor will accelerate this vision, creating a true global leader with production capabilities of approximately 130 million tonnes. A company with unprecedented scale and diversification to manage cyclicality and increase shareholder returns, as well as a powerful force in future industry consolidation.

*	In accordance with IFRS and after giving effect to the acquisition of ISG and Arcelor.

** The offer consideration is subject to adjustment as described in the Information Document and the registration statement in Form F.4. If the €1.85 dividend approved by Arcelor’s shareholders meeting on April 28, 2006 is paid during the offer period, the Offer consideration will be adjusted to 4 Mittal Steel shares and €30 cash for every 5 Arcelor shares.

3

Mittal Steel today

The world’s only truly global steel business, spanning both developed and developing markets, Mittal Steel has the scale, diversity and product quality to meet its customers’ requirements whatever and wherever they may be.

Mittal Steel is the world’s number one steel maker. It is also the most global, with operations spanning 16 countries across four continents. It has led the way in the consolidation of the world steel industry.

We believe that size and scale, product diversity and quality are the keys to success in a world where customers are increasingly operating as global entities. We have invested heavily in the plants we have acquired, modernising facilities, expanding capacity and improving product mix. Mittal Steel has a presence in every market segment and enjoys a reputation for product quality and innovation.

Financially strong, in 2005 Mittal Steel posted revenues of $28.1 billion, operating income of $4.7 billion and net income of $3.9 billion in accordance with IFRS.

A global player

Mittal Steel’s strategy has been to develop a strong presence in both developed and developing countries. That mix of operations has proved its worth. In developed markets – where Mittal Steel produced approximately 27 million tons of steel last year (including ISG) – the Company enjoys the benefits of stable economic growth, state-of-the-art product technology and substantial long-term contract business. In developing markets – where we produced around 26 million tons in 2005—we enjoy the benefits of a dynamic, yet low-cost, environment and the prospect of dramatic growth in per capita steel consumption in the coming decades.

Mittal Steel’s geographic diversity delivers significant competitive advantages, allowing us to:

• Serve a global customer base, delivering consistent quality and customer service standards worldwide

Growing production through acquisitions…

• Unrivalled acquisition and integration experience supported by:

– Implementation of

Knowledge Management Program

– Significant investment programs

• Strict investment criteria (driven by ROIC)

4

Mittal Steel today

• Access new markets and acquisition opportunities

• Optimise our product and supply logistics

• Leverage our purchasing power to source raw materials at advantageous prices and access alternative sources of supply

Diverse product portfolio The breadth of Mittal Steel’s product portfolio is unparalleled, comprising a complete range of both flat and long products. In long products, the Company produces everything from automotive forgings to bright drawn free machining bars, including a wide range of wire rod. In fl at products, we produce hot and cold rolled, galvanised, exposed quality automotive, plates, pipes and tubes.

World class operations

One of the most efficient steel producers in the world, Mittal Steel operates both integrated and mini-mill facilities. We have led the way in the production and use of direct reduced iron (DRI), which has contributed to the flexibility of its cost base and the quality of its product mix. Today, we have over 11 million tonnes of DRI production capacity.

Raw material resources

Mittal Steel has invested heavily in iron ore and coal resources, giving it a captive raw material base that is unique among the leading steel producers. Investing in vertical integration has been a key part of Mittal Steel’s corporate strategy.

This approach helps significantly in cost reduction and also ensures both quality optimisation and flexibility in supplies. Today we are the world’s fifth largest iron ore producer with a resource base of over 5 billion tonnes. We also have more than 1.5 billion tonnes of coal resources and 15 million tonnes of coke-making capacity. That raw material base is complemented by an extensive infrastructure of deepwater ports, railway sidings and engineering workshops.

Best practice and knowledge transfer Mittal Steel’s operations support one another by generating intra-company supplies and product synergies. A Knowledge Sharing Programme in place since the mid-1990s speeds the flow of best practice and techniques around the Company. It has been a major contributor to Mittal Steel’s success in integrating acquisitions. It is supported by a Continuous Improvement Programme and a culture of learning and encouragement of talent at every level.

Technology leader

The Company’s continual investment in product technology has cemented its leadership in key markets. We are, for instance, the technological leader in the US steel industry, where Mittal Steel is the number one supplier to both the automotive and white goods sectors. With two state-of-the-art research facilities, Mittal Steel has developed the most comprehensive portfolio of advanced high-strength steels, including sophisticated martensitic grades and safety-critical parts. Ford Motor Company rated Mittal Steel USA as number one for technology in both 2004 and 2005. Mittal Steel was also named a General Motors Global Supplier of the year in 2005.

The future of the steel industry Mittal Steel has led the way in forging a new future for the world steel industry. It enjoys a strong industrial and market position as a low-cost, high added value producer – one that generates strong returns supported by a solid balance sheet. Mittal Steel continues to invest heavily in improved processes, increased productivity and product quality and mix. Mittal Steel has a clear vision of what is required of a 21st century steelmaker –and is intent on making that vision reality.

Income Statement Data 2005*

(US$ million, unless otherwise shown)

Sales 28,132

Depreciation 829

Operating Income 4,728

Operating Margin 17%

Net Income 3,924

EPS (US$) 4.99

Total shipments, including

intra-company shipments

(millions short tons) 49.2

Operating Profit

per short ton (US$) 96.1

*	In accordance with IFRS
5

A conversation with the CEO

Lakshmi N. Mittal, Chairman and CEO, shares his thoughts on the offer rationale and responds to certain issues raised since the announcement.

Lakshmi N. Mittal chairman and CEO

Q. Why did you decide to launch an offer for Arcelor?

A. “Our offer is based on sound industrial logic and the belief that consolidation is vital for the long-term health of the steel industry. Historically, the steel industry has been very volatile as a result of the highly fragmented nature of the industry. This made it very difficult to generate consistent returns.

Over the past few years the industry has begun to embrace consolidation and we are already seeing the benefits of this. Underlying growth is now in the region of 3% and if we can continue to re-structure then we have a real opportunity to create a more sustainable industry creating value for all stakeholders throughout the cycle.

The combination with Arcelor will take consolidation to the next level, creating the first hundred million ton steel producer with a presence in most major markets. We believe this transaction will play an important role in improving the sustainability of the industry and will act as a catalyst for further consolidation and a subsequent re-rating in the sector.

The two businesses are entirely complementary and combined would give us an unparalleled leading profile both geographically and by product portfolio.”

Q. What do you believe a combination with Mittal Steel offers Arcelor shareholders that Arcelor cannot provide them with on its own? A. “We believe this combination benefits Arcelor shareholders in a number of ways. Fundamentally it will integrate the companies’ strengths into a stronger global network, including the number one operation in North America. Furthermore it will accelerate the companies’ growth potential by accessing new markets in China, India, East Europe and Central Asia. Currently the Arcelor business model is 72% reliant on Western Europe, where growth is virtually flat at around 1%. Mittal Steel’s integrated business model would also allow Arcelor to improve margins and control costs. And finally the financial strength of the combined company would be greater than Arcelor as a stand-alone, creating greater opportunity for further growth potential.”

6

A conversation with the CEO

Q. Arcelor has said that the two businesses are incompatible. How do you respond to this? A. “The two businesses are entirely complementary which is quite unusual and is one of the attractions of this transaction. In terms of the developed markets, Arcelor has a leading position in the high-quality European market, Mittal Steel is the leader in the United States. In developing markets, Arcelor has a leading position in South America, we have a leading position in Africa, Eastern Europe and are expanding into India and China. Arcelor has an attractive distribution business whereas Mittal Steel has a strong presence in upstream operations.

Combined we are forming a true industry giant with balanced exposure to both developed and developing markets and both flat and long products. It will be a unique company in the steel industry.”

Q. But Arcelor has said that they produce “parfum” whilst you produce “cologne”. Is there any truth on this? A. “None at all. You make a product according to the demands of the market. This is why in the United States we are the number one ranked producer in terms of providing high quality steels to the automotive and white goods sector. Arcelor makes the same steels in Europe. In Eastern Europe by comparison there is less demand for the high quality products. But as these economies grow this will change and that is why it is so important to build a presence in these growth regions. Remember Arcelor has also been trying to expand into developing markets for some time.

Q. Is Mittal a financially strong company? Arcelor has claimed you need their cash-flow to finance your capital investment programs for your current assets.

A. “Mittal Steel is very strong financially. In the latest Fortune 500 we ranked 55th in terms of our profitability and 1st for highest returns on assets. This transaction is based on industry logic and synergies. Mittal Steel is a cash generative company and has funded years of substantial capital investment without recourse to the equity markets. We generate about US$3 billion on an annual basis and had US$1 billion of free cash flow in Q4 05 alone. Our credit ratings are on par with Arcelor’s.”

Q. What would the profile of the enlarged group look like? A. “The enlarged company would be the world’s first steelmaker with over 100 million tons of ouput accounting for around 10% of the total global market. It would have a leading presence in both the high quality and the high growth markets, giving shareholders exposure to all the important segments in the steel industry. Financially, it would be strong with revenues of approximately US$72 billion and EBITDA of approximately US$13 billion. In terms of stock market indices, we would expect to be included in the CAC 40, the DJ Euro Stoxx 50 and the MSCI amongst others.”

7

A conversation with the CEO

Q. Mergers almost always lead to substantial job losses. Will you have to announce plant closures and job losses to achieve your targeted synergies?

A. “The attraction of this transaction is that there is virtually no overlap in the two companies. So we can confidently say that it is anticipated that there will be no negative impact on the overall level of employment in Western Europe as a result of this transaction. Additionally, we will be honouring all of Arcelor’s existing employee commitments. The US$1 billion of synergies are expected to be realized within 3 years of the combination, will come from purchasing, marketing and manufacturing and process optimisation.”

Q. Why do you believe this merger is in the best interests of shareholders? A. “Shareholders will have the opportunity to participate in the future growth prospects of the leading steel company, which aims to continue to grow and anticipates producing around 150 – 200 million tons of steel within the next decade.”

Q. Are you confident about the long term prospects for the steel industry? A. “The steel industry is currently enjoying demand growth of around 3%. This growth has largely been driven by the industrialisation of countries like China. The strong economic growth of these developing markets is expected to help maintain steel demand growth of around 3% for the next decade. In order to take full advantage of these positive dynamics, it really is important for the steel industry to ensure its structure is as healthy as possible – which all comes back to the benefits of consolidation. The industry has been given a second chance and we should ensure we are in a strong enough position to be able to take advantage of it.”

8

Strategic rationale for the merger

Consolidation a key driver The case for combining Mittal Steel and Arcelor is compelling. There are substantial benefits to be gained for all stakeholders by accelerating the process of consolidation in the world steel industry—and establishing a European-based global champion capable of serving its rapidly globalising customers. It is growth, not rationalisation, that drives the industrial logic of this deal.

Consolidation generates economies of scale, improved returns and a greater ability to sustain investment in research and development. Large producers can concentrate production of different steels at different plants, to the benefit of production efficiency, and better manage their supply chain.

Consolidation is helping to create a more sustainable steel industry by creating bigger players, in closer contact with their end-markets.

Consolidation also allows access to high-growth developing economies – where Mittal Steel has led the way with numerous acquisitions over the past 11 years.

Customers and suppliers far more consolidated For all the corporate activity of recent years, the steel industry remains fragmented. The combined global market share of the top five producers is less than 20 per cent. By contrast, the industry’s major customers are globalising and concentrating at a rapid pace. In 30 years, the number of major car manufacturers has shrunk from 57 to 13. By 2010, only six to eight are expected to remain.

Most car manufacturers are pursuing global strategies, with increasing amounts of production outside their home markets. Similar changes have been taking place in the white goods industry, another important customer of the steel industry.

Global customers increasingly demand that their suppliers follow them into new regions to limit transport costs, inventory and risk. Many require global framework contracts stipulating consistency of products and services across geographies. As an example, Renault and Nissan have already merged their purchasing organisations and are reducing the number of suppliers they use in each product category. More customers will follow suit.

The concentration witnessed among the steel industry’s customers is still more marked among its suppliers. In the sea-borne iron ore trade, three companies control more than 70 per cent of the world market. In coking coal, five suppliers control nearly 60 per cent of all exports.

Strategic rationale for the merger

Creation of a global champion The merged entity will immediately achieve industry leadership with a production capacity of approximately 130 million tonnes a year and around 10 per cent of world steel output. The new group will have leading positions in the high-end segments of North America and Western Europe with low-cost production in high-growth, developing economies. And with a footprint that is genuinely global, it will have unparalleled access to the high-growth markets of tomorrow.

Mittal Steel and Arcelor are highly complementary businesses and present a near-perfect geographical and product fit with minimal overlap. Mittal Steel is the leading supplier to the US automotive market with strong R&D capabilities; Arcelor enjoys similar leadership in the European marketplace with similarly strong R&D. Both are leading providers to the packaging and appliance sectors.

Mittal Steel has low-cost operations in the developing economies of Central and Eastern Europe, Asia and Africa; Arcelor has low-cost slab manufacturing in Brazil as well as other South American facilities. The combination will allow each company to fill its respective geographical gaps and join forces to develop in the high-growth markets of China and India.

Arcelor will bring to the merged group a successful distribution business (in A3S). Some 30 per cent of the products distributed by A3S are currently sourced from external sources. With its complementary footprint and product lines, Mittal Steel will be able to increase intra-group sourcing, thereby reducing costs and increasing margins.

For its part, Mittal Steel will contribute sizeable captive supplies of raw materials – enabling the combined entity to have strong positions at every step of the value chain. Mittal Steel is approximately 50 per cent self-sufficient in iron ore and coal and in 2004 produced more direct reduced iron (DRI) and coke than it consumed. It intends to invest to lift raw material production, particularly at its major mines in the Ukraine and Liberia.

The combination of Mittal Steel and Arcelor will result in a steelmaker more than three times larger than its nearest competitor and with every chance of reaching a production capacity of between 150 million tonnes and 200 million tonnes within ten years. It will not only accelerate the two companies’ combined growth plans but enable the merged entity to increase its technological edge by strengthening its R&D and make the scale of investments required to participate in fast-growing, new markets. The deal represents a step-change in the development of both companies – to the benefit of all stakeholders.

• Deep business relationships with increasingly global customers delivering service through state-of-the-art downstream, product and distribution capabilities

• Multi-regional leadership positions to capitalise on R&D and process innovations

• A global footprint to capture the growth anticipated in emerging markets and benefit from low-cost production – not only in crude steel but in semi-finished products such as slab

• Vertical integration with mining operations to provide a hedge against fluctuating raw material prices

• World-class sustainable development practices and operational excellence

Strategy for the combined group

Mittal Steel’s industrial plan for the combined entity should be viewed in the context of a long-term growth strategy. That strategy rests on four key objectives.

• Use a strong position in high-end products in mature economies to build a global customer platform and capture future growth in BRICET countries

• Achieve cost leadership

• Maintain a high level of vertical integration along the entire value chain to hedge against raw material price fluctuations and to manage distribution in selected geographic regions

• Accelerate growth in BRICET countries to build a strong market share in developing economies worldwide, with the goal of significantly increasing global market share over the next ten years

1. Leverage our strong position in high-end products in mature economies to build a global customer platform and capture future growth in BRICET countries. Mittal Steel believes that, together, Mittal Steel and Arcelor will have a very strong position with high-end customers. Customers for high-end applications, which are primarily based in mature economies, are becoming increasingly global and value suppliers’ ability to deliver the same products everywhere. Automotive manufacturers, for example, can significantly reduce the cost of developing moulds if they can use the same grades of steel in all their plants. Mittal Steel and Arcelor are well positioned to capture market share in mature economies through their presence in North America and Western Europe and their scale in R&D, which will allow them to invest and innovate faster to meet customer needs.

Mittal Steel and Arcelor must accompany their customers in emerging markets. Automotive, electrical and appliance manufacturers are expanding capacities in developing countries to serve rising local demand. The quality and service requirements of these customers in developing economies will quickly catch up with their current standards in mature economies. Mittal Steel and Arcelor are together well positioned to serve this market. Their current combined presence in Brazil, in Eastern Europe, in Africa and Central Asia, as well as their prospective presence in China and India, make the Group the natural partner of automotive and electrical appliance manufacturers growing in emerging economies.

Mittal Steel believes that the combined company will be a global leader. Steel companies in developing economies generally do not possess the know-how and technology to serve sophisticated customers such as automotive manufacturers. Other steel companies in developed economies lack a truly global footprint in mature economies combined with a growing presence in developing economies. The Mittal Steel and Arcelor combination will be well positioned to utilize their developed world product capabilities with their operations in the developing economies as the market needs develop.

In terms of industrial implications for the Group, Mittal Steel will remain committed to high-end products and will therefore maintain and reinforce the advanced R&D capabilities of both groups. In line with Arcelor’s plans, European R&D centers will become global centers of excellence. Furthermore, Mittal Steel expects that the Group will maintain, and indeed strengthen, its R&D links with research institutes and universities located near these European centers of excellence. The objective is to generate growth for the Group on a global basis. This is quite different from the previous European mergers.

Strategy for the combined group

2. Achieve cost leadership Cost leadership is essential to ensure profitability throughout the economic cycle. Mittal Steel and Arcelor both pursue the goal of continental or global cost leadership. This will continue to be a driving force for the Group. Mittal Steel believes that the combination of Mittal Steel and Arcelor will result in synergies that will improve the overall cost position of both groups.

Purchasing savings will amount to US$600 million per year by 2009. They will be achieved through leveraging the combined size of the Group to negotiate better prices and reduced expenditures, particularly in raw materials.

Marketing and trading synergies will generate US$200 million per year within three years. This will be achieved by cross-selling through each other’s distribution networks and by optimising the flow of semi-finished products. This will allow the Group to absorb unused capacities, free-up other capacities and remove bottlenecks in its overall supply chain.

Best-practice sharing will accelerate each group’s continuous improvement plans and generate an additional annual saving of US$200 million over three years. Process optimisation is expected to generate savings through increased production runs and reduced change-over times. No additional asset moves will be required to achieve this.

Mittal Steel expects capital expenditure to be more efficient in the Group. Some capital expenditure duplication will be avoided. This will liberate resources to fund other investments. Examples of capital expenditure optimisation opportunities include the development of a distribution and service center network in Central and Eastern Europe.

The industrial implications of cost leadership will not be disruptive and will complement the existing improvement plans of each organisation. Mittal Steel expects to implement Arcelor’s existing restructuring plans in Europe.

Mittal Steel’s own cost improvement plans will continue. These include implementation of strategic investments and productivity improvement in Central and Eastern Europe, Asia and Africa, capturing of synergies from the ISG merger in the United States, and improvements at Kryviy Rih. These improvements will be supported by the Group’s access to raw material.

In general, Mittal Steel expects the Group to continue to invest in world-class low cost slab capacity. Both groups have plans to expand low-cost slab making facilities.

3. Maintain a high level of vertical integration

Upstream integration allows steel companies to hedge against raw material price fluctuations. Mittal Steel’s strategy is to be highly vertically integrated through captive access to iron-ore mining, coke production and DRI production.

Downstream integration allows steel companies to capture a greater share of value-added activities, particularly for high-end customers (such as automotive manufacturers) that tend to outsource more and more operations. It also puts steel makers more in touch with their end-markets and allows them to benefit from better marketing intelligence. Finally, in the downswing of an economic cycle, captive distribution channels provide a buffer against volume decreases. This is particularly true in Europe, where steel makers tend to own distribution channels.

Strategy for the combined group

The Group will follow a strategy of upstream and downstream integration, where market conditions make that an attractive option.

In Eastern Europe, Mittal Steel expects the Group to aggressively expand its distribution and steel service network, but with a higher capital efficiency due to avoidance of duplication of investment. In other parts of the world, Mittal Steel will carefully review the benefits of being present in distribution and leverage Arcelor’s experience in distribution to make selective acquisitions and pursue organic growth.

4. Accelerate growth in BRICET countries Mittal Steel expects that worldwide growth in steel demand will be driven largely by developing economies, and particularly the BRICET countries. The combined operations of Mittal Steel and Arcelor will give the Group a strong presence in Brazil, Eastern Europe and Africa. These countries, and Turkey, are a key area for growth for the Group.

The Group will not yet, however, have a significant presence in India or China. In 2010, it is estimated that India and China will account for close to 40% of total world steel consumption. (Source: World Steel Dynamics, “Global Steel Products Matrix – forecasts to 2015”, March 2005). It is therefore a priority for the Group, as it is for each group individually, to establish a strong presence in these two countries.

The combination of Mittal Steel and Arcelor will facilitate and accelerate growth in BRICET. Each company already has stand-alone plans to grow in developing countries and would also likely pursue additional growth opportunities in BRICET in the coming years (through acquisitions, joint ventures and start-up, greenfield projects). Joint development, however, will be faster and yield greater returns. Arcelor’s track record of growth outside Europe is limited to Brazil. By contrast, Mittal Steel has grown chiefly through acquisitions and has developed significant capabilities in evaluating, planning, negotiating and executing large international projects. Arcelor could greatly benefit from this expertise.

Moreover, by uniting to bid for the same assets, Mittal Steel and Arcelor will improve their changes of success. With a larger presence in individual BRICET countries, the Group would also reap the benefits in distribution and customer service, and also better optimise logistics. Given the larger size and more global geographic footprint of the Group, geographic expansion would present a lower degree of risk. It is uncertain whether each group individually could achieve a significant presence in BRICET countries. Together, this goal is much more likely to be achieved.

In order to implement its strategy Mittal Steel aims to build a world-class organisation, relying heavily on Arcelor’s existing organisation and employees.

How the combined business will look How will the merged group be structured? It will be run as a single company, drawing on both companies’ experience of integrating merged companies. Without prejudging the outcome of discussions that will be undertaken by both managements once the deal is complete, Mittal Steel envisages an organisational structure along the following lines:

• A fl at products division serving the demanding and developed markets in Europe and the Americas

• A similar division for long products

• A division for Africa and Asia, mining, tube and pipes and stainless steel

• A distribution and services division

• A planning, development and shared services division

What are the implications of the industrial plan for employment in Western Europe? The proposed combination of Mittal Steel and Arcelor is driven by the opportunities it presents for growth, not rationalisation. The operational overlap between the two companies is limited.

A detailed review of current plans may lead to increased employment in key R&D and management functions as well as moves to delay some of the upstream site closures now planned by Arcelor. Employee representation on the board will be preserved and the practice of European works councils maintained.

Strategy for the combined group

Mittal Steel aims to create a world-class organisation capable of executing its ambitious strategy. As part of that process it will work to: • Attract and retain the best possible management talent

• Provide as many opportunities as possible for the development of talent at every level of the organisation

• Install world-class processes in knowledge management, health and safety and other areas in line with its management philosophy

The combined group will operate to the highest standards of governance with a corporate culture based on the spirit of entrepreneurship, diversity and openness. Mittal Steel believes that the strength of the new organisation will lie less in the way it is organised and more in the culture and principles that will unify its people. Success will come from a shared vision to build the world’s most admired steel company.

Strategy—division by division In flat products, the two companies’ footprints are complementary. While Arcelor’s facilities are located in Western Europe and South America, Mittal Steel’s are concentrated in Eastern Europe and North America.

Mittal Steel intends to implement Arcelor’s current plans in Europe. These centre on the Apollo Plan for restructuring upstream activities, moves to turn a number of downstream flat carbon sites into specialist producers and the rationalisation of cold transformation sites. It is understood that the proposals will not have a major impact on employment and that potential job reductions will be managed through natural attrition and early retirement.

Mittal Steel believes it is important to optimise European downstream activities to capitalise on the growing demand from automotive manufacturers in Eastern Europe. Mittal Steel’s Polish operations have the technical ability to produce steel for unexposed vehicle parts – which make up around 60 per cent of the steel content of a car. Arcelor’s Western European plants focus on higher-end finished products. With such complementary qualities, there is scope for the two companies’ plants to specialise to the benefit of productivity, quality and delivery times.

In long products, the combined entity will have leadership positions in every geography except Asia. The priority will be to accelerate planned developments in India and China and target key customer segments such as automotive and construction to improve product mix and volume.

In Europe, there is some limited overlap between the two companies’ operations in bars and wire rod. Synergies may be derived from having plants specialise in specific products to reduce set-up costs. The specialty centres of excellence will remain in Luxembourg and North-East France. There will be no further job cuts other than those Arcelor is currently planning.

Arcelor is investing heavily to expand long products capacity in Brazil and Argentina and Mittal Steel will continue to invest in these facilities.

Stainless steel

With respect to Arcelor’s stainless steel facilities, Mittal Steel will review a range of options based on their structural cost-competitiveness. In general, Mittal Steel’s strategy with all of its product lines is to become the world’s leading producer. In the case of fl at stainless steel, Mittal Steel will review whether Arcelor’s assets provide the right platform for this objective. In its review of this sector, Mittal Steel will review a wide range of options and believes that under Mittal Steel’s ownership, the range of options open to the stainless sector will be enlarged. For example, when Mittal Steel purchased Unimetal, a long products company that was not profitable, from Usinor in 1999, Mittal Steel was able to make selective investments, improve performance and return it to profitability.

At Mittal Steel we have a clear vision of our future, underpinned by strong values. Our values serve as a focus against which we can continue to achieve our ambition for growth, quality, stability and a real contribution to society. Our brand is the symbol of these ambitions.

Reliable

We do what we say. We stand by our promises. In the steel industry, a secure, reliable line of supply is critical to the success of our business and that of our customers. As a reliable and secure employer, we support our employees and their communities.

Confident

Great achievements require confidence. We believe in ourselves and what we are doing. We have strength of character and self-belief that gives us the edge.

Innovative

Everybody says they are innovative; we truly are. We not only pioneered the use of DRI in the manufacturing process, we reinvented the steel industry. We encourage experimentation and reward new ideas. Now, innovation is a way of life for all of us at Mittal Steel.

Strong

We don’t give up. We are determined to achieve our goals and will pursue them single-mindedly regardless of the prevailing wind of opinion.

Authority

We are the voice of steel. The world turns to us to learn about new processes and innovations and to get the facts about our industry. Our authority comes from an objective standpoint built on years of experience.

Open

While we always protect our business, we are clear in what we say and encourage transparency in our business dealings given our responsibilities to our stakeholders.

Expert

Whether in technology, manufacturing, human resources, acquisitions or community activity, we pride ourselves on being the best in our respective fields. Continual learning is key to retaining expertise.

Influential

Already influential in the steel industry, we aim to broaden our sphere of influence in associated industries, local communities and new markets. Our employees are given the power to influence their careers and our business.

Analyst views

What the financial analyst community said about Mittal Steel before their offer for Arcelor.

“We expect Mittal Steel to grow its profitability structurally in the mid to long term, given over US$1bn of potential synergies in the US and Central Europe (on our forecasts) and both internal and external growth prospects. We also see likely cyclical support in the sector in coming months. We believe the company’s current valuation does not fully reflect this growth potential.” Credit Suisse First Boston, August 31, 2005

“Mittal is the world’s largest and most global steelmaker with wide product diversity and good raw material access.” Goldman Sachs, September 1, 2005

“We believe Mittal’s upstream integration and, consequently, its more defensive position in a rising raw materials price environment, will enable it to perform relatively well relative to its peers through a downturn in the steel price cycle.” ABN AMRO, September 2, 2005

“Mittal is the largest emerging market steel producer worldwide by shipments, and second in revenues – providing a solid foundation in higher growth/lower cost markets.” Bear Stearns, September 13, 2005

“Its greater presence in the faster growth markets of Eastern Europe, Central Asia and South Africa, coupled with industry-leading returns and cash flows, should allow the company to grow significantly more quickly than its peers, in our opinion.” Morgan Stanley, September 22, 2005

“Mittal Steel is delivering above-average returns, thanks notably to its presence in low-cost regions and its vertical integration at a time of tight raw material supply. In our view, Mittal Steel has significant growth potential inside the group. This is one of the only remaining significant restructuring stories in the steel industry.” ING, September 30, 2005

“Significant upstream integration, low mining and labour costs, a low asset base, extensive acquisition/integration experience and outstanding quality of management have all contributed to making Mittal Steel a champion of value creation over the past few years.” Exane BNP Paribas, October 7, 2005

“The company also has a very lean corporate structure and a large selection of internal investment possibilities with very high investment returns as they modernize some of the facilities that had been purchased by various governments.” Braford Research Inc., October 7, 2005

“Despite a cautious view on steel pricing in the short term, we believe that the healthy cash flow outlook, restructuring opportunities, growth priorities and the fact that it trades at a meaningful discount to its peers, make for an interesting investment story.” Deutsche Bank, October 11, 2005

“Mittal Steel is active globally. Its key objective is being a low-cost producer. The company has built up an excellent acquisition track record, even in politically more difficult countries.” Rabo Securities, November 4, 2005

“Mittal Steel’s main appeal stems from the potential to unlock value from significant synergies / cost savings and the ramp-up of underutilised assets. Its commodity profile is somehow balanced by its unique vertical integration.” Societe Generale, November 15, 2005

“Mittal Steel holds a considerable cost advantage relative to its peers given substantial ownership of key raw material resources.” HSBC, November 25, 2005

“Mittal Steel’s strong and innovative management, broad asset base, diverse product mix, generally low cost production and captive raw material situation are enviable – we estimate that nearly 60% of Mittal Steel’s iron ore and 45% of metallurgical coal requirements are captive, and this position should improve significantly over the next two years.” JP Morgan, December 27, 2005

Analyst views

and after.

“We continue to believe that the merger would be a “win-win” operation for all the parties involved. We note that since the announcement of the hostile takeover bid, Arcelor shares have climbed 34%”

JP Morgan analysts, February 18, 2006, La Libre Belgique

“Mittal and Arcelor match very well, combining prominent EU and US steel makers. The combined company would produce about 115 million tons of steel. The deal would make sense from a strategic point of view”.

Gert Biesmans, Delta Lloyd, January 27, 2006, Dow Jones

“This is a beautiful deal—a stroke of genius”.

Tony Taccone, First River January 28, 2006, FT

“In North America, for example, Mittal is very strong but Arcelor has only a minor operation. And in Europe, Arcelor is strong but Mittal has operations mainly in Eastern Europe…This deal makes sense… and the company will still be too small to have pricing power—the market is so fragmented.” Richard Bakenhoff, Rabo Securities January 29, 2006, Independent on Sunday

“Mittal Steel—Arcelor: the perfect combination… size, market impact, vertical integration, higher growth, faster re-rating and synergies announced by Mittal Steel make this an attractive value proposition for Arcelor shareholders… We see no real antitrust obstacles that could block the transaction… we do not think there is a case for collective market dominance anywhere”.

Exane BNP Paribas, January 30, 2006

“Arcelor’s assets are very complimentary to Mittal, filling geographic gaps from each company’s regional plant locations.” Morgan Stanley, January 31, 2006, Dow Jones

“It is a brilliant deal. It brings together the two biggest players in a market that has a lot of smaller players. It gives the company the chance to buy bulk and it gives them greater flexibility.” Charles Bradford, Bradford Research January 31, 2006, City Am

“We believe in the compelling industrial and financial merits of the transaction, which would offer synergies and strategic benefits to all participants in an industry in need of consolidation. For these reasons, we believe that a transaction with Mittal Steel would be in the best interests of Arcelor shareholders and stakeholders.” Atticus letter to Guy Dollé February 2, 2006

“This combination makes a lot of sense to us” Morgan Stanley, February 5, 2006 Sunday Telegraph

“perfect strategic combination” Exane BNP Paribas, February 5, 2006, Sunday Telegraph

“Strong industrial rationale” ING, February 5, 2006, Sunday Telegraph

“Mittal is a fantastic operator…the more assets you put under his control, the better likelihood they will make money.” Michael Applebaum, independent research analyst, February 13, 2006, Bloomberg

“Mittal Steel is a company that has a tradition of moving fast. It’s not a bureaucratic company.” Peter Marcus, partner at World Steel Dynamics, February 13, 2006, Wall Street Journal

“At the end of the day, I think it will go through because you can’t discuss against the logic of the deal,” Jan Leroy, Petercam February 14, 2006, Reuters

What the media says

“Over three decades, Lakshmi Mittal has built his interests into the world’s largest steelmaker, seeing off the doldrums the industry found itself in during the 1980s and now placing himself at the forefront of its consolidation.”

FT, January 28, 2006

“The industrial logic is unimpeachable. Mittal estimates synergies of $1bn, or 8% of estimated ebitda for the combined venture. But that number is likely to prove conservative for a company that would have so much global reach and operating efficiency.

The financial logic is also good, although premiums can shift quite quickly in a cyclical sector like steel. The premium on offer is some 27% over the most recent Arcelor share price. Mittal is offering a mix of 75% shares and 25% cash. The share value can be debated, with both companies trading at around only six times current earnings, which are at a cyclical high. But Mittal is probably trading at a discount to its fair value, because it has a small free float and a short history.” Breakingviews, January 27, 2006

Lakshmi Mittal, the founder of the world’s largest steel company that bears his name, has never been bashful about his global ambitions. But he still managed to surprise the industry on Friday with an unsolicited 18.6 billion bid for his biggest rival, Arcelor. Mittal Steel’s offer, worth $22.7 million, would give Arcelor shareholders cash and stock worth 28.21 a share, a 27% premium over the company’s closing prices on the Euronext exchange in Paris on Thursday. A combination with Arcelor, itself the product of a merger between French and Spanish companies, would create a new steel giant which would be the largest producer in North America with revenues of nearly $70 billion.

IHT, January 28, 2006

Mittal Steel, the world’s largest steel producer, on Friday announced an offer for its nearest rival Arcelor in a deal that would create the world’s first 100m tonne plus steelmaker with around 10 per cent of the global market.

The €18.6bn deal would create a dominating force in the global steel market, with production of well over 100m tonnes, dwarfing Japan’s Nippon Steel, currently the third largest producer with around 32m tonnes.

FT, January 28, 2006

“It seems Lakshmi Mittal, not Superman, is the Man of Steel. With a hostile €28.21 a share bid for nearest rival Arcelor, the chief executive of Mittal Steel, the world’s largest producer, is attempting a giant leap in industry consolidation. Strategically, creating a dominant market force in one deal at a sensible premium makes more sense than piecemeal expansion through expensive bidding wars.” Lex, January 28, 2006

“Analysts across the board seem to buy into this logic. Even analysts at Exane, part of BNP Paribas, an adviser to Arcelor, are calling the tie-up the “perfect strategic combination”. ING speaks of the “strong industrial rationale,” while analysts at Morgan Stanley say: “This combination makes a lot of sense to us.” Sunday Telegraph, January 29, 2006

What the media says

“A takeover of Arcelor would take Mr. Mittal a long way toward realizing his vision of a dominant global steelmaker in an industry for decades characterized, and brought low, by fragmentation. To pull it off, Mr. Mittal needs to break an Old World taboo against takeovers, hostile or otherwise, involving a company dear to Continental protectionists’ heart. That this task falls to a man born in Rajasthan, and raised in Calcutta, is one of the more delicious gifts of globalization.” Wall Street Journal, February 4, 2006

Mittal is a favourite among several analysts of the sector. He has achieved higher profit margins than Arcelor. Such performance is the result of the model implemented by Lakshmi Mittal. While the Europeans were getting rid of their assets outside the steel sector, in particular mining concerns, Mittal Steel decided to embrace vertical integration. This has allowed the group to be 45% self-sufficient in ore and 80% in coke. This is a commendable advantage against the back-ground of increasing raw material costs.

The financial markets will surely approve of the industrial logic of bringing together two giants that are complementary in terms of their products and geographical locations.

De Tijd – Belgium, February 4, 2006

Moreover, the economic logic of the merger is cast-iron; the two groups complement each other perfectly, both in terms of their products and their geography. Furthermore, the marriage is also ideal from a strategic perspective. De Tijd – Belgium, February 6, 2006

Arcelor shareholders have the feeling that the steel group’s management is doing too little to defend their interests. They feel, by contrast, that Lakshmi Mittal, the Indian founder of Mittal Steel, is scoring points. The general view is that ‘at least he knows what to do with his assets and is putting together a fortune’. De Tijd – Belgium, February 14, 2006

As for the analysts, the majority have seen the logic behind the bid including those of the stock market brokers Exane, the parent company of which is the bank BNP Paribas, one of Arcelor’s advisors. Tagesspiegel – Luxembourg, February 15, 2006

The future of the steel sector will be made by people like Lakshmi Mittal, and not by European managers who think first about their own jobs and their own positions. Knack – Belgium, February 15, 2006

“The world’s steelmakers are caught in a tightening vice, between rapacious suppliers and miserly customers. The only escape is to get much bigger, and Mittal Steel’s latest and most ambitious takeover is certain to encourage more deals in an industry fearful of the next downturn.” The Times, February 28, 2006

Mittal … is a very modern company with the ambitious goal of influencing the future of steel as such, and indeed across the globe.

Télécran – Luxembourg, March 2, 2006

“Mittal’s vision is plausible. Even if the company were to reach 200m tonnes of annual production—the top end of its projected growth range—its global market share would be less than 20%. That’s not particularly high for a basic industry with global economies of scale. Bigger companies can usually negotiate better terms with suppliers and customers. Also, they can more easily produce where the costs are lowest.” Breakingviews, March 3, 2006

Leading the charge in consolidation is Mittal Steel Co., already the world’s largest producer, which is locked in a battle for Arcelor SA of Luxembourg, the world’s No. 2 steel maker, with a hostile stock-and-cash bid valued at 19.51 billion euros

($23.58 billion). If the deal is completed, Mittal, which has its headquarters in the Netherlands, would end up with 11% of the world’s steelmaking capacity, an unprecedented concentration in traditionally fragmented industry. Moreover, the Mittal-Arcelor battle has stirred other steelmakers to seek partners, adding to the consolidation push. Wall Street Journal, March 28, 2006

Testimonials from unionists

“ We have said for a long time that there aren’t too many steelworkers; there are too many companies.”

Leo W. Gerard, USW President, USW News, February 1, 2006

“There is an innovative ongoing social dialogue. We are currently negotiating a major safety plan aimed at reducing the relatively high rate of work-related accidents, related to the transmission of know-how.”

“Our site was not dismantled but given a new lease on life through capital investments on the rolling mill. And an industrial relations policy was implemented—200 young people were hired, and they were given raises of 150 to 200 euros in 2005.” Gérard Loparelli, representative of CGT Trade Union January 31, 2006, Les Echos

Mittal’s reputation recieved a boost from the United Steelworkers of America union.

“In our experience, Mittal is a company that lives up to its commitments to employees and commitments, as well as its other stakeholders.”

“We supported Mittal’s acquisition of International Steel Group, and we see the same benefits in this combination.”

“The steel industry needs much more consolidation in order to remain strong over the long term.” Leo W. Gerard, USW President, USW News, February 1, 2006

“Under Usinor, there were heavy losses and constant layoffs. But now the company is back in the black and there have been no redundancies since 1999. It was under Usinor that we found out what it was like to be raided.” Gérard Loparelli, representative of CGT Trade Union, February 1, 2006, La Croix, France

“Our impression is that we were saved from closure by Mittal. As far as we’re concerned, the bid is not bad news.” Thierry Tavaso, representative of CFE-CGC Trade Union, February 1, 2006, La Croix, France

“The entry of the Polish steel industry into international groups like Mittal has had a positive effect. Mittal Steel’s commitment has had the effect of improving management, with a substantial drop in costs, better supply of raw materials, opening up of access to distribution chains and the influx of equity to finance production.” Romuald Talarek, President of the Polish Steel Industry Chamber of Industry and Commerce, February 4, 2006, Tageblatt, Luxembourg

“If Mittal had not bought us, there would be no jobs left here. All in all, things have come up roses for us,” suggests the representative of the essentially moderate CFDT union, of which the majority of the 1,000 staff at Gandrange are members. Last year, the workers got a pay rise that was double that of the industry average.” Representative of the CFDT Union, February 8, 2006, Faz, Germany

Testimonials from unionists

“Dzudzek is of the opinion that Lakshmi Mittal is a true entrepreneur: “Down to his bootlaces, he still does the work himself, and people admire him for it.” Dzudzek says that he had never known a company that had such lean management.” Jürgen Dzudzek, chairman of Duisburg branch of the IG Metall union and member of the Supervisory Board of Mittal GmbH, February 14, 2006, Tagesspiegel, German

“The advantage is that one can speak to him directly and he listens.” The union member describes him as modest in his dealings with people. “Lakshmi Mittal represents the classic entrepreneur, whom we prefer by far to the financial investors.” Jürgen Dzudzek, chairman of Duisburg branch of the IG Metall union and member of the Supervisory Board of Mittal GmbH, February 16, 2006, Les Echos, Belgium

“Mittal has always shown himself to be a socially responsible leader. A fifth of the 8,500 jobs were cut over seven years, but it was done through voluntary departures. Last year, Mittal offered us a US$100 million blast furnace. We hadn’t seen such modern equipment for twenty years. And he didn’t touch either our work conditions or our acquired rights, whether pensions or study grants for our children. I really don’t know why European workers are afraid of Mittal.” Tom Hargrove, United Steelworkers member, Chicago, February 22, 2006, L’Expansion, France

Paul Gipson is certain: “Consolidation was good for us.” The head of the steelworkers union in the American Mittal Steel plant is only positive about the takeover of ISG by Mittal. Europeans should not be afraid of Mittal either, he told a Spanish reporter, immediately asking – to be on the safe side – if Spain’s Arcelor plants had already been restructured.

United Steelworkers (USW), the trade union for steelworkers, has already stated its support for the takeover of Arcelor by Mittal Steel on 1 February. The union had supported the acquisition of International Steel Group by Mittal Steel. The steel industry required further consolidation.

Paul Gipson says that, at the plant where he works, the management and representatives of the employees meet once a month to discuss current issues. These included employment issues, but also recent business performance. United Steelworkers, Tageblatt, Luxembourg, March 2, 2006

“Half of the employees have received wage increases above the inflation rate. Mittal kept to the collective bargaining agreements we had reached with Arcelor. We managed to hold on to what we had gained.” He claims that the group is actually in the course of negotiating “a highly innovative agreement at European level to improve industrial relations, plus a code of practice on health and safety issues and working conditions should come into force this year.”

“…the way things were, it was head office in Paris which decided on industrial relations throughout the group’s companies. With Mittal, they’re worked out at local level.” Gérard Loparelli, representative of CGT Trade Union

“If Mittal hadn’t bought us back then we wouldn’t be around now”.

Marcel Thill, Chairman of the Mittal European Works Council and CGT representative, France La Voix du Luxembourg, April 21, 2006

Mittal Steel – Sustainable development

Health and Safety, The Environment, Corporate Social Responsibility, Employees and Trade Union Partnerships, Research and Development, and Capital Investment

Health and Safety

Mittal Steel is committed to implementing the highest standards of health and safety at all of its global operations. All business units work to a single, codified health and safety policy that was introduced in 2005. All Group business units aim to surpass local regulatory requirements. The introduction of Group-wide best practice has been instrumental in achieving a rapid improvement in health and safety standards at newly acquired companies.

Importantly, health and safety performance will not be benchmarked against steel industry standards. Instead, the new policy seeks to place Mittal Steel among the best global companies. Our policy stresses that all injuries and occupational illnesses are preventable and we target zero incidents.

Managers at every level are encouraged to lead by example in their plants and instill a safety-first culture among their teams. It is the Group’s objective to work in partnership with trade union representatives in all units to help in the drive for an improved safety performance

Environment

Mittal Steel is committed to minimising the impact of its operations on the environment and using energy in an efficient manner. All Group operations comply with local legal and regulatory requirements and every effort is made to anticipate new legislation by investing ahead of its implementation. Any breaches are recorded diligently and dealt with promptly. Many operations are accredited to ISO 14001. By 2007, almost 90 per cent of the Group’s business units will have this important environmental accreditation.

A new central management function was created in 2005 to drive a unified approach to environmental issues, and an energy and environment policy document has been prepared. The new policy will drive consistent standards throughout Mittal Steel and serve to lift the performance of all business units to a level where they match those of the very best in the Group.

Corporate Social Responsibility Mittal Steel believes that CSR has a key role in supporting the Group’s wider strategic goals and is firmly committed to this function. With the recent establishment of a Group-level CSR function, Mittal Steel is building on the extensive range of social investment activities undertaken at business unit level to develop a consistent approach to stakeholder projects and integrate CSR more closely into the business decision-making process. A new Group CSR policy has been agreed and published that sets a top-line framework for all social investment projects.

All Mittal Steel business units have developed strong links with the communities in which they operate. The new policy recognises that local needs and priorities differ and that local business units must be free to respond in an appropriate manner. The future focus of the Group’s CSR effort will be to continue to work in partnership with organisations to deliver maximum benefit for all stakeholders while scaling up the impact at an international level to focus on flagship projects and issues where Mittal Steel can make a positive difference – such as education and the encouragement of enterprise.

The new policy aims to integrate CSR into mainstream business processes as a way of helping to manage risk and maximise opportunities, develop strategic social investment programmes and build engagement throughout the Group. It is designed to ensure that all major business decisions are driven as much by social considerations as by economic ones.

Going forward, Mittal Steel intends to focus much of its CSR activities in the area of education. The decision reflects the importance of education in capacity building in developing and emerging economies and the importance Mittal Steel has always attached to the provision and sharing of knowledge within the Group itself.

Employees and Trade Union Partnerships Harnessing the talent of our 224,000 people is an integral part of the Mittal Steel vision to be the most admired steel company in the world. Mittal Steel believes that benchmarking, sharing and teamwork—clear, simple and effective – are the keys to enabling employees at all levels to contribute to the best of their ability. All performance is benchmarked, with best practice taken not only from

Mittal Steel – Sustainable development within the Group but beyond the world of steel. Its approach to teamwork stresses the need to work across cultures to harness the collective talents of 49 different nationalities.

The Company has a straightforward style of sharing information with all stakeholders, including its unions. It is committed to partnering with trade unions at all business units in order to achieve mutual benefits.

Our plant at Duisburg, Germany is an excellent example of Mittal’s social model in action. Duisburg was loss making for many years before we bought it in 1997. All restructuring at the plant was done in close cooperation with unions and works councils, and without a single forced layoff. From the outset, we made it clear that we would honour all employee commitments and although our employee numbers meant we were below the threshold that requires a special form of co-determination under German law, we voluntarily extended the co-determination model for 10 years.

In this model there is a supervisory board in which owners and employees each represent 50%. The model has been so successful that management and employee representatives are now discussing how it might be extended after its expiry in 2007.

In addition to the representation on the supervisory board, employees are represented at both Duisburg sites via the works council and internationally in the European works council. Employee representatives are involved in all key business decisions, such as pricing, cost or HR issues and provide a useful sounding board for management. The social model has proven beneficial for the employees as well: They benefit from above average wages, extra bonuses depending on profit and other objectives, voluntary old-age provisions, as well as numerous social activities from family days to sporting events.

Only recently we have been asked by another European steel maker for more information about the performance-related remuneration at Mittal Steel Duisburg as they consider introducing similar incentives.

Research and Development Mittal Steel is committed to continual investment into research and development in order to provide innovative, tailor made solutions for our global customer base. We are one of the most technologically advanced steel companies in the world, operating a range of modern steel making technologies.

Our research facility in Chicago is primarily devoted to research on flat products, with a specific focus on the automotive industry. Over the years, we have developed the most comprehensive portfolio of advanced high strength steels for the automotive sector and innovative products for the appliance and electric motor industries (including advanced high-strength steels, stainless substitute steels and fingerprint-resistant steels). In North America, Ford Motor Company has rated Mittal Steel USA as number one for technology for the past 2 years.

Mittal Steel was one of the first steel makers to participate in the customer product design process. We are a leader in process modelling techniques focussed on quality improvement, product development and cost reduction. Our global application development team continues to work closely with customers in areas such as crash management systems, weight efficiency, motor design efficiency and global sourcing. Our scientists have been awarded worldwide recognition for their work in these fields.

Capital Investment

Mittal Steel is committed to investing and improving facilities at all global operations. Expenditure is focussed across various areas ranging from projects aimed at enhancing product quality and mix and improving efficiency and productivity to environment initiatives aimed at minimising the impact of our operations on the environment.

In 2005, capital expenditure was approximately $1.2 billion (under IFRS) and this figure is set to increase to $1.7 billion in 2006. Mittal Steel views this commitment as being essential to ensuring that all business units remain competitive on a global basis and have the ability to supply customers with one of the most comprehensive product portfolio’s of any steel company worldwide.

Mittal Steel is helping shape the future of steel, but our goal is to be more than just successful. It is to be admired for our culture and for the quality, service and management standards that implies. Nothing less will do.

Mittal Steel

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www.mittalsteel.com